UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:    May 14, 2021

Financial Results

Fiscal Year 3/2021

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2021		FY3/2020
			Change

Consolidated gross profit	1	2,806,187	37,600	2,768,587

Net interest income	2	1,335,216	28,288	1,306,928

Trust fees	3	4,895	194	4,701

Net fees and commissions	4	1,094,021	10,671	1,083,350

Net trading income	5	199,647	(63,179)	262,826

Net other operating income	6	172,406	61,627	110,779

General and administrative expenses	7	(1,747,144)	(7,541)	(1,739,603)

Equity in gains (losses) of affiliates	8	24,972	(31,079)	56,051

Consolidated net business profit	9	1,084,015	(1,019)	1,085,034

Total credit cost	10	(360,520)	(189,871)	(170,649)

Credit costs	11	(373,371)	(190,307)	(183,064)

Write-off of loans	12	(117,415)	(12,108)	(105,307)

Provision for reserve for possible loan losses	13	(233,875)	(163,304)	(70,571)

Others	14	(22,080)	(14,894)	(7,186)

Recoveries of written-off claims	15	12,850	436	12,414

Gains (losses) on stocks	16	92,556	12,072	80,484

Other income (expenses)	17	(105,032)	(42,228)	(62,804)

Ordinary profit	18	711,018	(221,046)	932,064

Extraordinary gains (losses)	19	(38,781)	4,637	(43,418)

Gains (losses) on disposal of fixed assets	20	4,096	4,150	(54)

Losses on impairment of fixed assets	21	(42,525)	22,581	(65,106)

Gains on step acquisitions	22	404	(21,636)	22,040

Income before income taxes	23	672,237	(216,409)	888,646

Income taxes - current	24	(225,523)	(11,997)	(213,526)

Income taxes - deferred	25	69,177	23,335	45,842

Profit	26	515,890	(205,072)	720,962

Profit attributable to non-controlling interests	27	(3,077)	14,001	(17,078)

Profit attributable to owners of parent	28	512,812	(191,071)	703,883

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3. The Company changed the recognition of installment-sales-related income and installment-sales-related expenses from the fiscal year ended March 31, 2021 and the change in accounting policies is applied retroactively for the year ended March 31, 2020.

    As a result, comparing before and after the retroactive application, Net interest income increased by 30,335 million yen,

    and Net other operating income decreased by 30,335 million yen.

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2021		Mar. 31, 2020
			Change
Consolidated subsidiaries	29	177	3	174
Equity method affiliates	30	98	(3)	101

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2021		FY3/2020
			Change
Gross banking profit	1	1,481,662	69,655	1,412,007
Gross domestic profit	2	766,195	3,502	762,693
Net interest income	3	583,507	21,829	561,678
Trust fees	4	2,022	(19)	2,041
Net fees and commissions	5	176,183	(6,226)	182,409
Net trading income	6	(352)	(1,466)	1,114
Net other operating income	7	4,835	(10,614)	15,449

Gains (losses) on bonds	8	3,044	5,474	(2,430)
Gross international profit	9	715,466	66,152	649,314
Net interest income	10	352,855	36,442	316,413
Net fees and commissions	11	154,555	13,638	140,917
Net trading income	12	17,136	(93,404)	110,540
Net other operating income	13	190,919	109,477	81,442

Gains (losses) on bonds	14	76,938	304	76,634
Expenses (excluding non-recurring losses)	15	(816,488)	(8,436)	(808,052)

Overhead ratio	16	55.1%	(2.1%)	57.2%
Personnel expenses	17	(326,773)	(7,218)	(319,555)
Non-personnel expenses	18	(439,914)	(1,632)	(438,282)
Taxes	19	(49,801)	413	(50,214)

Banking profit (before provision for general reserve for possible loan losses)	20	665,173	61,218	603,955

Gains (losses) on bonds	21	79,983	5,780	74,203
Core Banking Profit (20-21)	22	585,189	55,437	529,752

excluding gains (losses) on cancellation of investment trusts	23	551,401	45,616	505,785

Provision for general reserve for possible loan losses	24	(162,493)	(145,279)	(17,214)
Banking profit	25	502,679	(84,062)	586,741
Non-recurring gains (losses)	26	(66,617)	36,179	(102,796)
Credit costs	27	(80,259)	(47,807)	(32,452)
Gains on reversal of reserve for possible loan losses	28	-	-	-
Recoveries of written-off claims	29	21	(1)	22
Gains (losses) on stocks	30	63,532	11,668	51,864
Other non-recurring gains (losses)	31	(49,911)	72,320	(122,231)

Ordinary profit	32	436,062	(47,882)	483,944

Extraordinary gains (losses)	33	(667)	2,299	(2,966)
Gains (losses) on disposal of fixed assets	34	4,743	4,733	10
Losses on impairment of fixed assets	35	(5,410)	(2,433)	(2,977)
Income before income taxes	36	435,394	(45,583)	480,977
Income taxes - current	37	(156,024)	258	(156,282)
Income taxes - deferred	38	58,666	65,979	(7,313)

Net income	39	338,036	20,655	317,381

Total credit cost (24+27+28+29)	40	(242,731)	(193,088)	(49,643)
Provision for general reserve for possible loan losses	41	(162,493)	(145,279)	(17,214)
Write-off of loans	42	(21,424)	(1,625)	(19,799)
Provision for specific reserve for possible loan losses	43	(44,551)	(36,834)	(7,717)
Losses on sales of delinquent loans	44	(14,030)	(9,096)	(4,934)
Provision for loan loss reserve for specific overseas countries	45	(253)	(253)	(0)
Recoveries of written-off claims	46	21	(1)	22

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated				(%)

	FY3/2021	Six months ended Sep. 30, 2020	Six months ended Mar. 31, 2021	FY3/2020
Yield on interest earning assets (A)	0.77	0.73	0.81	0.83
Interest earned on loans and bills discounted (C)	0.84	0.83	0.84	0.91
Interest earned on securities	0.74	0.60	0.85	0.91
Total cost of funding (including expenses) (B)	0.49	0.50	0.48	0.55
Cost of interest bearing liabilities	0.02	0.02	0.02	0.03
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	0.00
Interest paid on other liabilities	0.13	0.15	0.11	0.19
Expense ratio	0.47	0.48	0.46	0.52
Overall interest spread (A) - (B)	0.28	0.23	0.33	0.28
Interest spread (C) - (D)	0.84	0.83	0.84	0.91

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.86	0.86	0.86	0.93
Interest spread (E) - (D)	0.86	0.86	0.86	0.93

 3. Gains (losses) on securities

SMBC non-consolidated			(Millions of yen)
	FY3/2021		FY3/2020
		Change
Gains (losses) on bonds	79,983	5,780	74,203
Gains on sales	129,627	11,138	118,489
Losses on sales	(49,427)	(29,687)	(19,740)
Gains on redemption	0	0	0
Losses on redemption	(217)	24,328	(24,545)
Losses on devaluation	-	-	-

Gains (losses) on stocks	63,532	11,668	51,864
Gains on sales	92,499	(59,939)	152,438
Losses on sales	(6,693)	21,903	(28,596)
Losses on devaluation	(22,273)	49,705	(71,978)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Mar. 31, 2021					Mar. 31, 2020
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	22,300	(60)	(200)	1	61	282,379	140

Other securities	2	36,411,230	2,931,830	1,039,501	3,110,073	178,243	26,649,206	1,892,329

Stocks	3	3,693,283	2,255,637	986,074	2,282,673	27,035	2,736,807	1,269,563

Bonds	4	17,655,237	8,032	(13,485)	29,657	21,624	10,067,396	21,517

Japanese government bonds	5	14,293,610	(14,074)	(6,946)	2,132	16,206	7,087,934	(7,128)

Others	6	15,062,708	668,159	66,911	797,741	129,582	13,845,002	601,248

Foreign bonds	7	12,110,092	1,342	(254,340)	122,199	120,856	11,649,523	255,682

Other money held in trust	8	309	-	-	-	-	353	-

Total	9	36,433,840	2,931,769	1,039,300	3,110,074	178,304	26,931,938	1,892,469

Stocks	10	3,693,283	2,255,637	986,074	2,282,673	27,035	2,736,807	1,269,563

Bonds	11	17,677,537	7,972	(13,685)	29,659	21,686	10,349,775	21,657

Others	12	15,063,018	668,159	66,911	797,741	129,582	13,845,355	601,248

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2021					Mar. 31, 2020
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(60)	6	1	61	22,300	(66)

Stocks of subsidiaries and affiliates	14	4,239,133	(120,169)	6,671	761	120,930	4,182,047	(126,840)

Other securities	15	33,009,866	2,393,102	936,951	2,562,302	169,199	23,541,406	1,456,151

Stocks	16	3,509,647	2,174,744	964,002	2,200,430	25,685	2,576,557	1,210,742

Bonds	17	17,571,190	7,915	(13,530)	29,531	21,615	9,978,420	21,445

Japanese government bonds	18	14,288,609	(14,074)	(6,947)	2,132	16,206	7,083,933	(7,127)

Others	19	11,929,029	210,442	(13,522)	332,341	121,898	10,986,427	223,964

Foreign bonds	20	9,516,268	(40,681)	(224,034)	72,768	113,449	9,253,087	183,353

Total	21	37,271,300	2,272,873	943,628	2,563,065	290,192	27,745,753	1,329,245

Stocks	22	3,972,906	2,175,506	964,347	2,201,191	25,685	3,057,077	1,211,159

Bonds	23	17,593,490	7,855	(13,523)	29,532	21,677	10,000,720	21,378

Others	24	15,704,903	89,512	(7,195)	332,341	242,828	14,687,955	96,707

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	“Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31) are applied from the fiscal year ending March 31, 2021.
		Due to the application, the net unrealized gains (losses) for the year ended March 31, 2021 are measured based on market prices of the securities as of the balance sheet date. For the year ended March 31,2020, stocks within Other securities and foreign stocks within Others of Other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
		Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 399 million yen and losses of 26,403 million yen were recognized in the statements of income for the year ended March 31, 2021 and for the year ended March 31, 2020, respectively.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2021					Mar. 31, 2020

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	6,078.0	8,260.0	2,411.8	843.6	17,593.5	3,550.4	4,044.1	1,411.0	995.2	10,000.7
Japanese government bonds	5,896.8	6,671.5	1,418.5	301.8	14,288.6	3,387.3	2,790.5	454.7	451.4	7,083.9
Japanese local government bonds	7.2	206.7	528.9	12.2	754.9	2.9	45.0	202.0	12.8	262.7
Japanese corporate bonds	174.1	1,381.9	464.4	529.6	2,550.0	160.2	1,208.6	754.3	531.1	2,654.1

Others	2,128.4	3,818.5	1,863.0	2,363.2	10,173.1	2,209.7	2,259.6	1,814.0	3,395.6	9,678.9

Total	8,206.4	12,078.5	4,274.8	3,206.8	27,766.6	5,760.1	6,303.7	3,225.0	4,390.8	19,679.6

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2021				Mar. 31, 2020

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	6,047.3	17,230.0	8,448.7	31,726.0	7,637.8	17,653.2	11,127.3	36,418.4
Receivable floating rate / payable fixed rate	959.1	4,338.3	6,305.1	11,602.5	1,074.1	5,445.7	8,028.4	14,548.1

Total	7,006.3	21,568.3	14,753.8	43,328.5	8,711.9	23,098.9	19,155.7	50,966.5

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)
		Mar. 31, 2021		Mar. 31, 2020
			Change
Fair value of plan assets	(A)	1,627,741	308,966	1,318,775
Projected benefit obligation	(B)	1,097,541	(26,438)	1,123,979
Net surplus (deficit)	(A-B)	530,200	335,405	194,795
Net defined benefit asset		565,534	334,961	230,573
Net defined benefit liability		35,334	(443)	35,777

Measurements of defined benefit plans (before tax effect deduction)		(185,025)	(313,110)	128,085
	Unrecognized prior service cost (deductible from the obligation)	(21,653)	(21,494)	(159)
	Unrecognized net actuarial gain (loss)	(163,372)	(291,617)	128,245
(2) Retirement benefit expenses
(Millions of yen)
		FY3/2021		FY3/2020
			Change
Retirement benefit expenses		18,237	(4,747)	22,984
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2021		Mar. 31, 2020
			Change
Projected benefit obligation	(A)	949,274	(35,825)	985,099
<Discount rate>		<0.42%>	<0.14%>	<0.28%>
Fair value of plan assets	(B)	1,504,648	299,342	1,205,306
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	366,298	21,817	344,481
Unrecognized prior service cost (deductible from the obligation)	(E)	(21,652)	(21,652)	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(167,423)	(291,696)	124,273
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2021		FY3/2020
			Change
Retirement benefit expenses		2,303	(1,944)	4,247
Service cost		23,147	(5,744)	28,891
Interest cost on projected benefit obligation		3,011	250	2,761
Expected returns on plan assets		(37,022)	2,922	(39,944)
Amortization of unrecognized prior service cost		(2,209)	(2,209)	-
Amortization of unrecognized net actuarial gain (loss)		8,552	4,777	3,775
Others		6,824	(1,940)	8,764

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act,

      and write-offs / reserves

*1	Includes direct reduction of 115.3 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 3.6 billion yen, Potentially bankrupt borrowers: 2.5 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.2 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

 9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Mar. 31, 2021			Mar. 31, 2020

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	69,452	0.1	55,474	13,978	0.0
Non-accrual loans	422,551	0.5	44,378	378,173	0.5
Past due loans (3 months or more)	16,784	0.0	2,384	14,400	0.0
Restructured loans	430,080	0.5	208,792	221,288	0.3
Total	938,868	1.1	311,028	627,840	0.8

Total loans (period-end balance)	85,132,738	100.0	2,615,129	82,517,609	100.0

Amount of direct reduction	125,304		12,050	113,254

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2021			Mar. 31, 2020

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	68,769	0.1	55,791	12,978	0.0
Non-accrual loans	333,421	0.4	27,834	305,587	0.4
Past due loans (3 months or more)	6,460	0.0	1,992	4,468	0.0
Restructured loans	202,301	0.2	111,963	90,338	0.1
Total	610,952	0.7	197,580	413,372	0.5

Total loans (period-end balance)	81,937,725	100.0	1,750,343	80,187,382	100.0

Amount of direct reduction	92,023		13,959	78,064

10. Reserve for possible loan losses and reserve ratio

Consolidated				(Millions of yen, %)
	Mar. 31, 2021			Mar. 31, 2020

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	659,017	70.19	179,820	479,197	76.32
General reserve	499,815		163,726	336,089
Specific reserve	158,947		15,840	143,107
Loan loss reserve for specific overseas countries	254		254	0

Amount of direct reduction	163,185		20,351	142,834

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2021			Mar. 31, 2020

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	456,405	74.70	176,703	279,702	67.66
General reserve	351,065		162,493	188,572
Specific reserve	105,084		13,956	91,128
Loan loss reserve for specific overseas countries	254		254	0

Amount of direct reduction	115,282		19,872	95,410

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2021 (a)		Mar. 31, 2020 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	128,112	40,255	87,857
Doubtful assets	392,161	65,278	326,883
Substandard loans	446,246	210,707	235,539
Total (A)	966,520	316,240	650,280

Normal assets	98,159,165	2,885,970	95,273,195
Grand total (B)	99,125,686	3,202,210	95,923,476
NPL ratio (A/B)	0.98	0.30	0.68

			(Millions of yen)
	Mar. 31, 2021 (a)		Mar. 31, 2020 (b)
		(a) - (b)
Total coverage (C)	640,380	173,895	466,485
Reserve for possible loan losses (D)	212,588	59,586	153,002
Amount recoverable by guarantees, collateral and others (E)	427,791	114,308	313,483

			(%)
Coverage ratio (C) / (A)	66.26	(5.48)	71.74
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	112.45	(9.45)	121.90

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	39.46	(5.97)	45.43
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	122.33	(19.95)	142.28

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2021 (a)		Mar. 31, 2020 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	112,697	39,721	72,976
Doubtful assets	306,336	45,503	260,833
Substandard loans	208,761	113,954	94,807
Total (A)	627,795	199,178	428,617

Normal assets	95,426,746	2,629,356	92,797,390
Grand total (B)	96,054,542	2,828,535	93,226,007
NPL ratio (A/B)	0.65	0.19	0.46
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Mar. 31, 2021 (a)		Mar. 31, 2020 (b)
		(a) - (b)
Total coverage (C)	512,960	140,075	372,885
Reserve for possible loan losses* (D)	157,991	45,787	112,204
Amount recoverable by guarantees, collateral and others (E)	354,969	94,288	260,681
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	81.71	(5.29)	87.00
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	129.24	3.16	126.08

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	57.91	(8.90)	66.81
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	167.29	0.74	166.55

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2021 (a)				Mar. 31, 2020 (b)

		(a) - (b)	NPLs newly classified during FY3/2021	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	112.7	39.7	66.6	(26.9)	73.0

Doubtful assets	306.3	45.5	186.7	(141.2)	260.8

Total	419.0	85.2	(*1) 253.3	(*1) (168.0)	333.8

Result of measures connected to off-balancing (*2)	96.5				38.5

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(2.2)
	Reconstructive disposition			(1.1)
	Improvement in debtors’ performance due to reconstructive disposition			—
	Loan sales to market			(45.1)
	Direct write-offs			(3.4)
	Others			(116.2)
		Collection / repayment, etc.		(93.0)
		Improvement in debtors’ performance		(23.2)

	Total			(168.0)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2020 and off-balanced in the six months ended Mar. 31, 2021 was 29.8 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Mar. 31, 2021			Mar. 31, 2020
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	56,909,430	100.0	2,296,102	54,613,328	100.0
Manufacturing	8,523,121	15.0	1,330,035	7,193,086	13.2
Agriculture, forestry, fisheries and mining	262,451	0.5	4,960	257,491	0.5
Construction	735,840	1.3	(17,376)	753,216	1.4
Transportation, communications and public enterprises	5,297,336	9.3	169,155	5,128,181	9.4
Wholesale and retail	5,061,401	8.9	676,103	4,385,298	8.0
Finance and insurance	6,613,461	11.6	(516,815)	7,130,276	13.1
Real estate	8,026,779	14.1	405,664	7,621,115	13.9
Goods rental and leasing	2,302,189	4.0	721,480	1,580,709	2.9
Various services	4,795,440	8.4	516,319	4,279,121	7.8
Municipalities	546,849	1.0	(237,424)	784,273	1.4
Others	14,744,557	25.9	(756,000)	15,500,557	28.4
Overseas offices and Japan offshore banking accounts	25,028,295	100.0	(545,759)	25,574,054	100.0
Public sector	132,216	0.5	(42,081)	174,297	0.7
Financial institutions	1,997,239	8.0	67,675	1,929,564	7.5
Commerce and industry	20,938,451	83.7	(547,224)	21,485,675	84.0
Others	1,960,387	7.8	(24,130)	1,984,517	7.8
Total	81,937,725	-	1,750,343	80,187,382	-

Risk-monitored loans				(Millions of yen, %)
	Mar. 31, 2021			Mar. 31, 2020
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	380,614	100.0	79,406	301,208	100.0
Manufacturing	62,502	16.4	16,801	45,701	15.2
Agriculture, forestry, fisheries and mining	1,739	0.5	107	1,632	0.5
Construction	8,066	2.1	(1,896)	9,962	3.3
Transportation, communications and public enterprises	22,646	6.0	(16,662)	39,308	13.1
Wholesale and retail	70,405	18.5	5,168	65,237	21.7
Finance and insurance	6,547	1.7	1,289	5,258	1.7
Real estate	38,936	10.2	5,641	33,295	11.1
Goods rental and leasing	849	0.2	548	301	0.1
Various services	124,679	32.8	69,801	54,878	18.2
Municipalities	-	-	-	-	-
Others	44,239	11.6	(1,392)	45,631	15.1
Overseas offices and Japan offshore banking accounts	230,337	100.0	118,173	112,164	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	207,274	90.0	149,330	57,944	51.7
Others	23,062	10.0	(31,158)	54,220	48.3
Total	610,952	-	197,580	413,372	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

				(Millions of yen, %)
	Mar. 31, 2021			Mar. 31, 2020
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	390,325	65.0	82,852	307,473
Manufacturing	66,150	72.1	18,073	48,077
Agriculture, forestry, fisheries and mining	3,720	59.2	1,387	2,333
Construction	8,245	56.4	(1,940)	10,185
Transportation, communications and public enterprises	23,297	76.4	(16,169)	39,466
Wholesale and retail	71,373	64.6	5,461	65,912
Finance and insurance	6,640	62.3	1,268	5,372
Real estate	40,501	62.6	5,757	34,744
Goods rental and leasing	849	59.2	548	301
Various services	125,182	51.8	69,931	55,251
Municipalities	-	-	-	-
Others	44,362	100.0	(1,466)	45,828
Overseas offices and Japan offshore banking accounts	237,470	50.1	116,326	121,144
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	214,092	50.4	147,954	66,138
Others	23,378	42.6	(31,627)	55,005
Total	627,795	57.9	199,178	428,617

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2021		Mar. 31, 2020
	(a)	(a) - (b)	(b)
Consumer loans	12,002,500	(424,501)	12,427,001
Housing loans	11,239,293	(344,537)	11,583,830
Self-residential purpose	9,081,691	(185,787)	9,267,478
Other consumer loans	763,207	(79,964)	843,171

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Mar. 31, 2021		Mar. 31, 2020
	(a)	(a) - (b)	(b)
Outstanding balance	33,528,406	433,373	33,095,033
Ratio to total loans	58.9	(1.7)	60.6

Note:  Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2021			Mar. 31, 2020
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	7,104,536	29.2	352,697	6,751,839	26.9
Indonesia	316,263	1.3	(13,657)	329,920	1.3
Thailand	817,780	3.4	100	817,680	3.2
Korea	302,624	1.2	20,872	281,752	1.1
Hong Kong	1,886,776	7.8	164,317	1,722,459	6.9
China	256,567	1.1	(54,443)	311,010	1.2
Taiwan	518,927	2.1	49,316	469,611	1.9
Singapore	1,629,658	6.7	109,190	1,520,468	6.1
India	618,613	2.5	39,963	578,650	2.3
Others	757,328	3.1	37,039	720,289	2.9
Oceania	1,924,056	7.9	102,234	1,821,822	7.3
Australia	1,821,988	7.5	118,957	1,703,031	6.8
Others	102,068	0.4	(16,723)	118,791	0.5
North America	7,791,070	32.0	(1,378,313)	9,169,383	36.5
United States	6,125,010	25.2	(1,391,341)	7,516,351	29.9
Others	1,666,060	6.8	13,028	1,653,032	6.6
Central and South America	1,477,151	6.1	(186,227)	1,663,378	6.6
Brazil	260,764	1.1	2,306	258,458	1.0
Panama	401,813	1.7	(17,961)	419,774	1.7
Others	814,574	3.3	(170,572)	985,146	3.9
Western Europe	3,894,594	16.0	205,203	3,689,391	14.7
United Kingdom	1,257,442	5.2	229,438	1,028,004	4.1
Ireland	421,270	1.7	108,635	312,635	1.2
Netherlands	682,160	2.8	(32,290)	714,450	2.9
Others	1,533,722	6.3	(100,580)	1,634,302	6.5
Eastern Europe	181,446	0.7	(39,651)	221,097	0.9
Russia	125,272	0.5	12,276	112,996	0.5
Others	56,174	0.2	(51,927)	108,101	0.4
Others	1,966,064	8.1	190,861	1,775,203	7.1

Total	24,338,917	100.0	(753,196)	25,092,113	100.0

Note:     Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2021			Mar. 31, 2020
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	237,470	50.1	116,326	121,144
Asia	60,806	45.2	30,923	29,883
Oceania	1,126	25.3	242	884
North America	88,672	47.9	36,839	51,833
Central and South America	45,094	76.6	32,494	12,600
Western Europe	25,205	53.8	11,162	14,043
Eastern Europe	-	-	(853)	853
Others	16,565	36.0	5,520	11,045

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to gurarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	FY3/2021 (a)		FY3/2020 (b)
		(a) - (b)

Deposits	129,978,122	14,261,780	115,716,342

Domestic units	104,819,023	10,489,495	94,329,528

Loans	83,424,385	6,968,781	76,455,604

Domestic units	53,771,421	4,571,390	49,200,031
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2021		Mar. 31, 2020
	(a)	(a) - (b)	(b)

Deposits	134,685,582	14,712,258	119,973,324
Domestic deposits (excluding Japan offshore banking accounts)	112,672,262	10,488,265	102,183,997

Individuals	53,411,606	4,358,636	49,052,970

Corporates	59,260,656	6,129,629	53,131,027

Loans	81,937,725	1,750,343	80,187,382
Domestic offices (excluding Japan offshore banking accounts)	56,909,430	2,296,102	54,613,328

Overseas offices and Japan offshore banking accounts	25,028,295	(545,759)	25,574,054
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2021		Mar. 31, 2020 (b)
	(a)	(a) - (b)

Balance of investment trusts	2,619.1	646.0	1,973.1

Balance to individuals	2,102.2	508.8	1,593.4
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2021		FY3/2020 (b)
	(a)	(a) - (b)
Sales of investment trusts to individuals	704.4	303.6	400.8

Sales of pension-type insurance to individuals	42.1	(75.1)	117.2

Sumitomo Mitsui Financial Group

   16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2021	Change from Mar. 31, 2020	Mar. 31, 2020
(a) Total deferred tax assets	(b-c)	1	247.5	67.7	179.8
(b) Subtotal of deferred tax assets		2	497.0	37.4	459.6
Reserve for possible loan losses and write-off of loans		3	177.6	60.2	117.4
Taxable write-off of securities		4	209.0	(15.9)	224.9
Others		5	110.4	(6.9)	117.3
(c) Valuation allowance		6	249.5	(30.3)	279.8
(d) Total deferred tax liabilities		7	735.5	225.0	510.5
Net unrealized gains on other securities		8	667.6	258.9	408.7
Others		9	67.9	(33.9)	101.8

Net deferred tax assets	(a-d)	10	(488.0)	(157.3)	(330.7)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(686.2)	(223.3)	(462.9)
Others		12	198.2	66.0	132.2

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2019	FY3/2020	FY3/2021
Income of final tax return before deducting operating loss carryforwards	497.2	540.5	552.7
Note: The figure for FY3/2021 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 17. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated		(Billions of yen, %)
	Mar. 31, 2021 [Preliminary]		Mar. 31, 2020
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	18.61	(0.14)	18.75

(2) Tier 1 capital ratio (5) / (7)	16.96	0.33	16.63

(3) Common equity Tier 1 capital ratio (6) / (7)	16.00	0.45	15.55

(4) Total capital	12,289.3	737.3	11,552.0

(5) Tier 1 capital	11,199.3	949.4	10,249.9

(6) Common equity Tier 1 capital	10,562.8	981.5	9,581.3

(7) Risk weighted assets	66,008.0	4,408.9	61,599.1

(8) Required capital (7) X 8%	5,280.6	352.7	4,927.9

(9) Leverage Ratio	5.65	1.34	4.31

SMBC consolidated

(1) Total capital ratio	17.72	(0.34)	18.06

(2) Tier 1 capital ratio	15.89	0.09	15.80

(3) Common equity Tier 1 capital ratio	13.98	0.28	13.70

(4) Leverage Ratio	5.21	1.24	3.97

SMBC non-consolidated

(1) Total capital ratio	16.96	(0.65)	17.61

(2) Tier 1 capital ratio	15.08	(0.15)	15.23

(3) Common equity Tier 1 capital ratio	13.09	0.08	13.01

(4) Leverage Ratio	5.05	1.20	3.85

18. ROE
Consolidated			(%)
	FY3/2021		FY3/2020
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	5.4	(2.2)	7.6

  Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2022
(1) Earnings targets
Consolidated		(Billions of yen)
	FY3/2022	FY3/2021 Result
Consolidated net business profit	1,120.0	1,084.0
Total credit cost	(300.0)	(360.5)
Ordinary profit	880.0	711.0
Profit attributable to owners of parent	600.0	512.8

SMBC non-consolidated		(Billions of yen)
	FY3/2022	FY3/2021 Result
Banking profit (before provision for general reserve for possible loan losses)	615.0	665.2
Total credit cost	(170.0)	(242.7)
Ordinary profit	530.0	436.1
Net income	370.0	338.0

(2) Dividends forecast
			(Yen)
	FY3/2022		FY3/2021
	Interim	Annual
Dividend per share for common stock	100	200	190
Reference:			(Billions of yen)
	FY3/2022		FY3/2021
	Interim	Annual
Total dividend	137.0	274.1	260.4

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated (Millions of yen)

	Mar. 31, 2021		Mar. 31, 2020
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	68,872,236	10,900,943	57,971,293

Call loans	2,483,453	1,837,486	645,967

Receivables under resale agreements	2,564,708	(3,398,669)	5,963,377

Receivables under securities borrowing transactions	1,587,813	643,873	943,940

Monetary claims bought	1,765,424	203,341	1,562,083

Trading assets	2,448,415	(741,565)	3,189,980

Securities	36,487,225	9,428,592	27,058,633

Loans and bills discounted	81,937,725	1,750,343	80,187,382

Foreign exchanges	2,048,571	152,414	1,896,157

Other assets	4,291,338	113,075	4,178,263

Tangible fixed assets	780,803	(14,154)	794,957

Intangible fixed assets	258,523	23,816	234,707

Prepaid pension cost	366,298	21,817	344,481

Customers’ liabilities for acceptances and guarantees	10,526,389	1,126,865	9,399,524

Reserve for possible loan losses	(456,405)	(176,703)	(279,702)

Reserve for possible losses on investments	(115,791)	11,465	(127,256)

Total assets	215,846,732	21,882,941	193,963,791

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2021		Mar. 31, 2020
	(a)	(a) - (b)	(b)

Liabilities

Deposits	134,685,582	14,712,258	119,973,324

Negotiable certificates of deposit	12,703,900	2,123,639	10,580,261

Call money	671,522	(2,397,204)	3,068,726

Payables under repurchase agreements	11,879,494	3,150,972	8,728,522

Payables under securities lending transactions	551,377	(19,718)	571,095

Commercial paper	978,109	335,662	642,447

Trading liabilities	2,348,232	(611,381)	2,959,613

Borrowed money	24,825,882	3,264,705	21,561,177

Foreign exchanges	1,193,427	(326,350)	1,519,777

Bonds	1,084,913	(809,456)	1,894,369

Due to trust account	2,218,601	482,712	1,735,889

Other liabilities	3,571,515	118,507	3,453,008

Reserve for employee bonuses	13,345	(449)	13,794

Reserve for executive bonuses	1,154	215	939

Reserve for point service program	603	215	388

Reserve for reimbursement of deposits	9,245	5,345	3,900

Deferred tax liabilities	487,964	157,265	330,699

Deferred tax liabilities for land revaluation	29,603	(508)	30,111

Acceptances and guarantees	10,526,389	1,126,865	9,399,524

Total liabilities	207,780,865	21,313,293	186,467,572

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	2,910,394	34,647	2,875,747

Other retained earnings	2,910,394	34,647	2,875,747

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,688,892	34,646	2,654,246

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,245,942	34,647	6,211,295

Net unrealized gains (losses) on other securities	1,719,291	645,496	1,073,795

Net deferred gains (losses) on hedges	75,141	(110,022)	185,163

Land revaluation excess	25,492	(472)	25,964

Total valuation and translation adjustments	1,819,924	535,001	1,284,923

Total net assets	8,065,866	569,647	7,496,219

Total liabilities and net assets	215,846,732	21,882,941	193,963,791

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2021 (a)		FY3/2020 (b)
		(a) - (b)
Ordinary income	2,283,356	(567,806)	2,851,162

Interest income	1,369,776	(530,331)	1,900,107

Interest on loans and discounts	958,835	(295,297)	1,254,132

Interest and dividends on securities	291,358	(37,794)	329,152

Trust fees	2,076	(34)	2,110

Fees and commissions	532,550	11,100	521,450

Trading income	17,235	(94,420)	111,655

Other operating income	248,584	105,730	142,854

Other income	113,133	(59,850)	172,983
Ordinary expenses	1,847,294	(519,924)	2,367,218

Interest expenses	433,414	(588,601)	1,022,015

Interest on deposits	91,518	(256,218)	347,736

Fees and commissions payments	201,865	3,673	198,192

Trading losses	450	450	-

Other operating expenses	52,829	6,867	45,962

General and administrative expenses	828,186	8,763	819,423

Other expenses	330,546	48,922	281,624

Ordinary profit	436,062	(47,882)	483,944

Extraordinary gains	8,987	7,763	1,224

Extraordinary losses	9,654	5,463	4,191

Income before income taxes	435,394	(45,583)	480,977

Income taxes - current	156,024	(258)	156,282

Income taxes - deferred	(58,666)	(65,979)	7,313

Total income taxes	97,358	(66,237)	163,595

Net income	338,036	20,655	317,381

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2021								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,654,246	(210,003)	6,211,295
Cumulative effects of changes in accounting policies						(30,910)		(30,910)

Restated balance	1,770,996	1,771,043	3,510	1,656	219,845	2,623,335	(210,003)	6,180,384

Changes in the period

Cash dividends						(272,952)		(272,952)

Net income						338,036		338,036
Reversal of land revaluation excess						472		472
Net changes in items other than stockholders’ equity in the period

Net changes in the period	-	-	-	-	-	65,557	-	65,557

Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,688,892	(210,003)	6,245,942

					(Millions of yen )
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,073,795	185,163	25,964	1,284,923	7,496,219
Cumulative effects of changes in accounting policies					(30,910)

Restated balance	1,073,795	185,163	25,964	1,284,923	7,465,308

Changes in the period

Cash dividends					(272,952)

Net income					338,036
Reversal of land revaluation excess					472
Net changes in items other than stockholders’ equity in the period	645,495	(110,022)	(472)	535,001	535,001

Net changes in the period	645,495	(110,022)	(472)	535,001	600,558
Balance at the end of the period	1,719,291	75,141	25,492	1,819,924	8,065,866

Note: Amounts less than 1 million yen are rounded down.